Exhibit 99.1

HeadHunter Group PLC Announces Results of 2022 Annual General Meeting

MOSCOW, Russia, December 8, 2022 – HeadHunter Group PLC (Nasdaq: HHR; MOEX: HHRU) (“HeadHunter” or the “Company”) held its annual general meeting on December 8, 2022. As reflected in the voting results below, all of the agenda items proposed for consideration were approved by a majority of the votes cast by shareholders of the Company personally present or represented by proxy at the meeting.

1.	APPROVAL OF THE COMPANY’S AUDITED CONSOLIDATED AND STANDALONE FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT THEREIN FOR THE YEAR ENDED DECEMBER 31, 2021:

Votes for	Votes Against	Abstained
28,896,029	3,350	209,597

2.	APPOINTMENT OF THE COMPANY’S AUDITORS:

Votes for	Votes Against	Abstained
29,068,477	40,379	120

3.	ELECTION OF DIRECTORS:

Votes for	Votes Against	Abstained
16,162,497	–	–

4.	APPROVAL OF DIRECTORS’ REMUNERATION:

Votes for	Votes Against	Abstained
29,100,234	6,619	2,103

Contacts:

Investor Inquiries

Telman Shagants

E-mail: investor@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.